Exhibit 21.1
PlanetOut Inc.
LIST OF SUBSIDIARIES
AS OF DECEMBER 31, 2007
1.	PlanetOut USA Inc., a Delaware corporation.

2.	LPI Media Inc., a Delaware corporation.

3.	SpecPub, Inc., a Delaware corporation.